Highlights of Unconsolidated Financial Results
                                   for FY2007
                     (April 1, 2006 through March 31, 2007)

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)




                                                                                                                        May 9, 2007



                                                                                           (Billion yen; unless otherwise specified)
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                                                                   FY2007                                  FY2008 Forecast
                                                         (Apr. 2006 through Mar. 2007)               (Apr. 2007 through Mar. 2008)
                                               ------------------------------------------- -----------------------------------------
                                                   FY2007                                       FY2008
                                    FY2006      semi-annual                                  semi-annual
                                  (Apr. 2005     (Apr. 2006                                  (Apr. 2007
                                    through       through                     % of change     through Sep.              % of change
                                   Mar. 2006)    Sep. (2006)                  from FY2006       2007)                   from FY2007
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
Domestic vehicle production
(Thousand units)                       3,863         2,004           4,185          8.3%         2,050         4,280         2.3%
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Overseas vehicle production
(Thousand units)                       3,731         1,933           3,939          5.6%         2,150         4,380        11.2%
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Domestic vehicle sales                 1,769           781           1,659         -6.3%           770         1,720         3.7%
(Thousand units)
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Exports                                2,126         1,267           2,597         22.2%         1,280         2,590        -0.3%
(Thousand units)
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Houses
(Units)                                4,693         2,219           5,001          6.6%         2,400         5,200         4.0%
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Net sales                           10,191.8       5,470.3        11,571.8         13.5%       5,600.0      11,700.0         1.1%
 Domestic                            3,679.8       1,655.6         3,582.4         -2.6%
 Export                              6,511.9       3,814.6         7,989.3         22.7%
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Operating income                       847.9         571.0         1,150.9         35.7%         530.0       1,100.0        -4.4%
(Income ratio)                        (8.3%)       (10.4%)          (9.9%)                      (9.5%)        (9.4%)
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Ordinary income                      1,104.7         778.2         1,555.1                       800.0       1,590.0
(Income ratio)                       (10.8%)       (14.2%)         (13.4%)         40.8%       (14.3%)       (13.6%)         2.2%
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Income before income taxes           1,104.7         778.2         1,555.1                       800.0       1,590.0
(Income ratio)                       (10.8%)       (14.2%)         (13.4%)         40.8%       (14.3%)       (13.6%)         2.2%
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Net income                             765.9         525.8         1,060.1                       560.0       1,130.0
(Income ratio)                        (7.5%)        (9.6%)          (9.2%)         38.4%       (10.0%)        (9.7%)         6.6%
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Factors contributing to                        Operating income increased by                   Operating income is expected to
increases and decreases in                     303.0 billion yen.                              decrease by 50.9 billion yen.
operating income
                                               (Increase)                                      (Increase)
                                               Effects of changes in                           Cost reduction efforts      100.0
                                               exchange rates                     260.0        Marketing efforts            90.0
                                               Marketing efforts                  160.0
                                               Cost reduction efforts              70.0        (Decrease)
                                                                                               Effects of changes in       -90.0
                                               (Decrease)                                      exchange rates
                                               Increases in R&D                  -187.0        Increases in R&D           -150.9
                                               expenses, etc.                                  expenses, etc.
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Exchange rates                   JPY113/US$    JPY115/US$          JPY117/US$              JPY115/US$           JPY115/US$
                                 JPY138/Euro   JPY146/Euro         JPY150/Euro             JPY150/Euro         JPY150/Euro
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Capital expenditure                    351.5         134.8             379.9                     150.0             360.0
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Depreciation expenses                  298.3         141.2             279.2                     150.0             290.0
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R&D expenses                           704.5         340.7             760.7                     360.0             810.0
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Interest-bearing debt                  500.0         500.0             500.0
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Performance evaluation                                         Increases in sales, operating
                                                              income,ordinary income, and net
                                                               income, all reached historic
                                                                          highs.
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Number of employees                   65,798        67,733            67,650
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

Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.